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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  PrimaCom AG
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                              (Name of Issuer)


                             Ordinary Bearer Shares
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                       (Title of Class of Securities)


                                  741 54N 108*
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                                 (CUSIP Number)

*CUSIP number of the American Depositary Shares which are quoted on the NASDAQ
 National Market. The ordinary Bearer Shares of PrimaCom AG are not publicly traded in the United States.


                               December 10, 2001
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            (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Statement is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

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CUSIP NO. 741 54N 108(1)                 13G                   PAGE 2 OF 5 PAGES
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  1     NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        (entities only)

        Wolfgang Preuss
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC USE ONLY


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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Federal Republic of Germany
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    NUMBER OF
                           5       SOLE VOTING POWER

     SHARES                        2,862,410
                           -----------------------------------------------------
   BENEFICIALLY            6       SHARED VOTING POWER

                                   166,997(2)
     OWNED BY              -----------------------------------------------------
                           7       SOLE DISPOSITIVE POWER

       EACH                        2,862,410
                           -----------------------------------------------------
     REPORTING             8       SHARED DISPOSITIVE POWER


    PERSON WITH                    166,997(2)
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,029,407(2)
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 10     CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
        (See Instructions)


--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        15.3%(2)(3)
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

(1) The CUSIP number of PrimaCom AG's American Depositary Shares, which are quoted on the NASDAQ National Market. The Ordinary Bearer Shares of PrimaCom AG are not publicly traded in the United States.

(2) Includes 166,997 Ordinary Bearer Shares that Mr. Preuss holds in trust for Brigitte Preuss and over which they have shared voting and dispositive power.

(3) PrimaCom AG has informed Mr. Preuss that it had 19,798,552 Ordinary Bearer Shares outstanding as of February 5, 2002.

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ITEM 1.

     Item 1(a) Name of Issuer: PrimaCom AG

     Item 1(b) Address of Issuer's Principal Executive Offices:

                    Hegelstrasse 61
                    55122 Mainz
                    Germany

ITEM 2.

     2(a) Name of Person Filing: Wolfgang Preuss

     2(b) Address or Principal Business Office or, if none, Residence:

                    Wolferweg 3
                    56841 Traben-Trarbach
                    Germany

     2(c) Citizenship: Federal Republic of Germany

     2(d) Title of Class of Securities: Ordinary Bearer Shares of PrimaCom AG


     2(e) CUSIP No.:  741 54N 108 (The CUSIP number of PrimaCom AG's American
                      Depositary  Shares,  which are quoted on the NASDAQ National
                      Market. The Ordinary Bearer Shares of PrimaCom AG are not publicly traded in the United States.)

ITEM 3.

This statement is filed pursuant to Rule 13d-1(c)

ITEM 4. OWNERSHIP.

Amount Beneficially Owned: 3,029,407 Ordinary Bearer Shares

Percent of class: 15.3%, based on 19,798,552 Ordinary Bearer Shares, which
        PrimaCom AG has informed Mr. Preuss were outstanding as of February 5, 2002.

Number of shares as to which such person has:

        Sole power to vote or to direct the vote: 2,862,410

        Shared power to vote or to direct the vote: 166,997 Ordinary Bearer Shares that Mr. Preuss holds in trust for Brigitte Preuss and over which they have shared voting and dispositive power.

        Sole power to dispose or to direct the disposition of: 2,862,410

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        Shared power to dispose or to direct the disposition of: 166,997
        Ordinary Bearer Shares that Mr. Preuss holds in trust for Brigitte Preuss and over which they have shared voting and dispositive power.

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2002
Dated

/s/ Wolfgang Preuss
---------------------
Signature

Wolfgang Preuss
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Name